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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                   -----------
                         WADDELL & REED FINANCIAL, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                    OPTIONS TO PURCHASE CLASS A COMMON STOCK,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    930059100
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                DANIEL C. SCHULTE
                                    SECRETARY
                         WADDELL & REED FINANCIAL, INC.
                                6300 LAMAR AVENUE
                           OVERLAND PARK, KANSAS 66202
                            TELEPHONE: (913) 236-2000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)
                                   -----------
                                    Copy to:
                                ALAN J. BOGDANOW
                             VINSON & ELKINS L.L.P.
                                2001 ROSS AVENUE
                                   SUITE 3700
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 220-7700
                                   -----------
                            Calculation of Filing Fee


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        Transaction Valuation Amount*                 Amount of Filing Fee
------------------------------------------  ------------------------------------
              $29,413,998                                 $2,706.09
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     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,064,361 shares of Class A Common Stock of Waddell & Reed Financial, Inc. having an aggregate value of $31,139,597 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1 million of the value of the transaction.

o Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. / /

        Amount Previously Paid:    Not applicable.
        Form or Registration No.:  Not applicable.
        Filing Party:              Not applicable.
        Date Filed:                Not applicable.

o Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

o        third party tender offer subject to Rule 14d-1.

/X/      issuer tender offer subject to Rule 13e-4.

o        going-private transaction subject to Rule 13e-3.

o        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                             INTRODUCTORY STATEMENT

Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 12, 2003 (the "Offer to Exchange"), attached as Exhibit
(a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Waddell & Reed Financial, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 6300 Lamar Avenue, Overland Park, Kansas 66202. The Company's phone number is (913) 236-2000. The information set forth in the Offer to Exchange under section 9 ("Information Concerning Waddell & Reed Financial, Inc.") is incorporated herein by reference.

         (b) This Schedule TO relates to an offer by the Company to exchange unexercised options to purchase shares of the Company's Class A Common Stock, par value $.01 per share, that have an exercise price of $25.4375 or greater (the "Eligible Options"), that are outstanding under the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated (the "Plan"), the Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Option Plan, as amended, and the Waddell & Reed Financial, Inc. 1998 Executive Deferred Compensation Stock Option Plan, as amended and restated, and that are held by the Company's employees, consultants, financial advisors and directors other than Keith A. Tucker, Chairman of the Board and Chief Executive Officer of the Company, for a certain number of restricted shares of the Company's Class A Common Stock (the "Restricted Stock") to be issued under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached as Exhibits (a)(1) and (a)(2) (the Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, being referred to as the "Offer").

         As of February 11, 2003, the total number of shares of Class A Common Stock underlying the Eligible Options is 8,064,361. All employees, consultants, financial advisors and directors of the Company will be eligible to accept the Offer except Keith A. Tucker, Chairman of the Board and Chief Executive Officer of the Company. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," section 1 ("Number of Shares of Restricted Stock; Expiration Date") and section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
section 7 ("Price Range of Class A Common Stock") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The Company is the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange in Schedule A and under section 9 ("Information Concerning Waddell & Reed Financial, Inc.") is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," section 1 ("Number of Shares of Restricted Stock; Expiration Date"), section 3 ("Procedures for Tendering Options"), section 4 ("Withdrawal Rights"), section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock"), section 6 ("Conditions of this Offer"), section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of the Offer"), section 12 ("Legal Matters; Regulatory Approvals"), section 13 ("Material Federal Income Tax Consequences") and section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

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Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e)      The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a)      The information set forth in the Offer to Exchange under
section 2 ("Purpose of this Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange on the introductory pages and section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
section 2 ("Purpose of this Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a)      The information set forth in the Offer to Exchange under
section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") and
section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
section 6 ("Conditions of this Offer") is incorporated herein by reference.

         (d)      Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)      The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets Retained, Employed, Compensated or Used.

         (a)      Not applicable.

Item 10. Financial Statements.

         (a)      The information set forth in the Offer to Exchange under
section 9 ("Information Concerning Waddell & Reed Financial, Inc.") and section 16 ("Additional Information"), in item 14 (pages 40 through 64) of Waddell & Reed Financial, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and Item 1 (pages 3 through 8) of Waddell & Reed's Financial, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 is incorporated herein by reference.

         (b)      Not applicable.

Item 11. Additional information.

         (a)      The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable.


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Item 12. Exhibits.

         (a)      (1)      Offer to Exchange, dated February 12, 2003.

                  (2)      Form of Letter of Transmittal.

                  (3)      Form of Notice to Eligible Option Holders.

                  (4)      Form of Notice to Tendering Option Holders.

                  (5) Waddell & Reed Financial, Inc. Annual Report on Form 10-K, as amended, for fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on March 12, 2002 and incorporated herein by reference.

                  (6) Waddell & Reed Financial, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2002, filed with the Commission on May 10, 2002 and incorporated herein by reference.

                  (7) Waddell & Reed Financial, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002, filed with the Commission on August 14, 2002 and incorporated herein by reference.

                  (8) Waddell & Reed Financial, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2002, filed with the Commission on November 14, 2002 and incorporated herein by reference.

         (b)      Not applicable.

         (d)      (1)     Waddell & Reed Financial, Inc. 1998 Stock Incentive
Plan, as amended and restated, incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

                  (2) First Amendment to the Amended and Restated Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan.

                  (3) Second Amendment to the Amended and Restated Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan.

                  (4) Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Option Plan, incorporated by reference to Exhibit 10.9 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

                  (5) First Amendment to the Waddell & Reed Financial, Inc. =1998 Non-Employee Director Stock Option Plan, incorporated by reference to
Exhibit 10.23 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

                  (6) Waddell & Reed Financial, Inc. 1998 Executive Deferred Compensation Stock Option Plan, as amended and restated, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

                  (7) Form of Restricted Stock Award Agreement pursuant to the 1998 Stock Incentive Plan.

                  (8) Form of Restricted Stock Award Agreement for Division and District Managers with Non-Solicitation Agreement pursuant to the 1998 Stock Incentive Plan.

                  (9) Form of Restricted Stock Award Agreement for Members of the Board of Directors pursuant to the 1998 Stock Incentive Plan.

                  (10) Form of Restricted Stock Award Agreement for Financial Advisors pursuant to the 1998 Stock Incentive Plan.


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         (g)      Not applicable.

         (h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a)      Not applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     WADDELL & REED FINANCIAL, INC.



                                          /S/ JOHN E. SUNDEEN, JR.
                                     ------------------------------------------
                                     By:  John E. Sundeen, Jr.
                                          Senior Vice President,
                                          Chief Financial Officer and Treasurer
Date:  February 12, 2003


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                                INDEX TO EXHIBITS

     Exhibit
     Number           Description

         (a)(1)   Offer to Exchange, dated February 12, 2003

         (a)(2)   Form of Letter of Transmittal.

         (a)(3)   Form of Notice to Eligible Option Holders.

         (a)(4)   Form of Notice to Tendering Option Holders.

         (a)(5) Waddell & Reed Financial, Inc. Annual Report on Form 10-K, as amended, for fiscal year ended December 31, 2001, filed with the Commission on March 12, 2002 and incorporated herein by reference.

         (a)(6) Waddell & Reed Financial, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2002, filed with the Commission on May 10, 2002 and incorporated herein by reference.

         (a)(7) Waddell & Reed Financial, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002, filed with the Commission on August 14, 2002 and incorporated herein by reference.

         (a)(8) Waddell & Reed Financial, Inc. Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2002, filed with the Commission on November 14, 2002 and incorporated herein by reference.

         (d)(1) Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated, incorporated by reference to Exhibit
                  10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

         (d)(2) First Amendment to the Amended and Restated Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan.

         (d)(3) Second Amendment to the Amended and Restated Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan.

         (d)(4) Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Option Plan, incorporated by reference to Exhibit
                  10.9 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

         (d)(5) First Amendment to the Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Option Plan, incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

         (d)(6) Waddell & Reed Financial, Inc. 1998 Executive Deferred Compensation Stock Option Plan, as amended and restated, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

         (d)(7) Form of Restricted Stock Award Agreement pursuant to the 1998 Stock Incentive Plan.

         (d)(8) Form of Restricted Stock Award Agreement for Division and District Managers with Non-Solicitation Agreement pursuant to the 1998 Stock Incentive Plan.

         (d)(9) Form of Restricted Stock Award Agreement for Members of the Board of Directors pursuant to the 1998 Stock Incentive Plan.


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         (d)(10)  Form of Restricted Stock Award Agreement for Financial
                  Advisors pursuant to the 1998 Stock Incentive Plan.


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